Exhibit 12

Ratio of earnings to fixed charges

	Successor				Predecessor
	Year Ended December 31,			December 4, 2006 to December 31, 2006	January 1, 2006 to December 3, 2006	Year Ended December 31, 2005
	2009	2008	2007
	(dollars in millions)
Earnings:
Income (loss) from continuing operations before income taxes	(26.2)	(1,108.1)	(219.4)	(73.2)	135.9	204.5
Fixed charges	270.2	292.5	298,5	23.0	106.8	101.9

Earnings adjusted for fixed charges	244.0	(815.6)	79.1	(50.2)	242.7	306.4

Fixed charges:
Interest expense	260.5	282.6	288.8	22.3	99.1	93.3
Portion of rent expense representative of interest (1)	9.7	9.9	9.7	0.7	7.7	8.6

Total fixed charges	270.2	292.5	298.5	23.0	106.8	101.9

Ratio of earnings to fixed charges	0.9	(2.8)	0.3	(2.2)	2.3	3.0

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE
Total Rent expense (per historical financial statements)	29.3	29.9	29.4	2.2	23.2	26.2
Estimated percentage	33%	33%	33%	33%	33%	33%

Estimated interest within rental expense	9.7	9.9	9.7	0.7	7.7	8.6

Deficiency	(26.2)	(1,108.1)	(219.4)	(73.2)	N/A	N/A

(1)	One third of rent expense is deemed to be representative of interest.